SIRRUS CORP.

Nyeri Motor Services Building

Moi Nyayo Way

Nyeri, Kenya

February 13, 2015

Anne Nguyen Parker

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                                                RE:         Sirrus Corp.

                                                                                                                                Registration Statement on Form S-1

                                                                                                                                File No. 333-199818

                                                                                                                                Filed on January 2, 2015

Dear Ms. Parker:

                In response to your letter dated January 8, 2015, please be advised as to the following:

General

1.       The financial statements and information have been updated throughout the document to reflect the Company’s three month period end of November 30, 2014.

Prospectus Summary, page 5

2.       The requested information has been added.

Business Strategy and Operations, page 38

Manufacturing, page 39

3.       The requested information has been added.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

/s/ Ahmed Guled

Ahmed Guled, President and CEO